November 21, 2014

VIA EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy 11, L.P. Amendment No. 3 to Registration Statement on Form S-1 Submitted October 7, 2014 Response Letter Dated October 29, 2014 CIK No. 1581552

Dear Mr. Schwall:

On behalf of our client, Energy 11, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 20, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Amendment No. 3 to the Registration Statement submitted on October 7, 2014), all page references herein correspond to the page of Amendment No. 4.

As Mr. von Holtzendorff previously requested when we filed the Registration Statement, we are sending, via Fedex, five color copies of the Amendment No. 4, showing revision marks against the Amendment No. 3 to the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

General

1.
We note your response to our prior comment 1 and reissue it in part.  As it does not appear that you have a reasonable basis to quantify the intended distribution in your prospectus, please remove any suggestion in your prospectus and your sales literature that you will make distributions to common unitholders in a specified amount.  For example, your disclosure regarding distributions, as modified by the proposed revised language you provided in your response letter of October 29, 2014, continues to suggest that you may make monthly distributions in the targeted amount of the Payout Accrual (for example, you state that “[w]e intend to follow a policy of making distributions monthly.… There is no assurance that these distributions will meet the Payout Accrual. … We expect that … we will not distribute more than the Payout Accrual … ”).  Furthermore, we note the following statements on the final slide of the sales literature: “Payout Accrual Rate 7.0%” and “Distribution Paid Monthly.” Please revise the disclosure concerning distributions in your registration statement and sales literature to ensure that it does not go beyond the provisions of your partnership agreement with regard to the priority of distributions and the Payout Accrual.

Response:  The Partnership has revised the disclosure concerning distributions in the Registration Statement in response to the Staff’s comment.  The Partnership has also revised the PowerPoint marketing presentation in response to the Staff’s comment.

Mr. H. Roger Schwall
Securities and Exchange Commission

2.
We note that some of the defined terms used in your disclosure do not correspond to defined terms in the partnership agreement. For example, you use the term “Net Investment Amount” in your disclosure, but no such defined term exists in the partnership agreement; instead, the relevant defined term in the partnership agreement appears to be “Remaining Invested Capital.” To reduce confusion, please revise your disclosure to employ the same terms as are used in the partnership agreement.

Response:  The Partnership has revised the defined terms used in the Partnership Agreement so that the defined terms correspond to those used in the disclosure in the Registration Statement in response to the Staff’s comment.

3.
We note your statements to the effect that you plan to acquire interests in “producing and non-producing oil and gas properties.” If you currently plan to acquire a portfolio of properties that is balanced as between producing properties and non-producing properties, please clarify your disclosure to indicate your intentions in that regard.

Response:  The Partnership has revised the disclosure on pages 4 and 56 of the Registration Statement in response to the Staff’s comment.

Exhibit 1.1. Exclusive Dealer Manager Agreement

4.
Paragraph 4(n) of the Exclusive Dealer Manager Agreement states that, “If the Minimum Offering has not been obtained prior to the Termination Date or if there shall be a Termination Date following the receipt of subscriptions following the initial Closing Date, the Escrow Agent shall, promptly following the Termination Date, but in no event more than five (5) business days after the Termination Date, return to the Dealer Manager the subscribers’ funds transmitted by it for deposit in the Escrow Account, which funds will be promptly credited by the Dealer Manager to each subscriber’s account.”  Please describe how the return of funds by the Escrow Agent to the Dealer Manager, instead of directly to the investor, complies with Rule 15c2-4.  In your analysis please identify any Commission statement, exemptive order, or no-action position that supports the return of funds to the Dealer Manager as described in paragraph 4(n) of the Exclusive Dealer Manager Agreement instead of directly to the subscriber.

Response:  As proposed, the return of investors’ funds would be made directly to Dealer Manager for credit to the account of each investor at the Dealer Manager.  Each investor’s subscription funds will have been credited to, and taken from, these accounts.  As set forth in Section 3(a) of the Exclusive Dealer-Manager Agreement, David Lerner Associates, Inc. (“DLA”) will be the exclusive Dealer Manager and no soliciting dealers will be employed while the offering is subject to the minimum offering contingency.  In the event of the failure to satisfy the minimum offering contingency, DLA will receive the subscription funds and earnings thereon as agent on behalf of each of its customers and will credit their respective accounts on the same business day as received, if received prior to 12:00 noon, or on the following business day if received thereafter.  DLA maintains a net capital of not less than $250,000 and is authorized to receive or hold customer funds within Rule 15c3-1(a)(2)(i) of the Exchange Act.  The investors will have access to, and control over, their funds in their respective DLA accounts as fast as any other distribution method and faster than if the escrow agent were to send each a check.  The Subscription Agreement and the related discussion in the Prospectus has been revised to reflect that each subscriber directs the return of his or her subscription funds to DLA for credit to their DLA account.

Exhibit 10.1. Form of Escrow Agreement

5.
Paragraph 3 of the Escrow Agreement states that, “[u]pon receipt by Dealer Manager of any Cash Investment Instrument for the purchase of Common Units, Dealer Manager Shall, by noon (Eastern time) of the next Business Day, wire to Escrow Agent funds aggregating the sum total of all Cash Investment Instruments received the previous Business Day.” Advise us of any exceptions to this explicit requirement in the Escrow Agreement.  Please explain how any of the exceptions, if they exist, comply with the prompt transmittal requirements under Rule 15c2-4.   In your analysis please identify any Commission statement, exemptive order, or no-action position that supports a period of time longer than as described in Paragraph 3 of the Escrow Agreement.

Response:  The Escrow Agreement contains no exceptions to the Dealer Manager’s obligation to transmit Cash Investment Instruments to the Escrow Agent.

Mr. H. Roger Schwall
Securities and Exchange Commission

Should the Staff have additional questions or comments concerning the foregoing, please contact George G. Young III at (713) 547-2081.

Sincerely,

/s/ George G. Young III
George G. Young III
Haynes and Boone, LLP
(713) 547-2081
guy.young@haynesboone.com

cc:           Dave McKenney
Energy 11 GP, LLC